-------                                                -------------------------
          UNITED STATES SECURITIES AND                 OMB APPROVAL
              EXCHANGE COMMISSION                      -------------------------
FORM 4       Washington, D.C. 20549                    OMB Number:.3235-0287
                                                       Expires:.January 31, 2005
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP    Estimated average burden
                                                       hours per response:...0.5
-------                                                -------------------------

     Filed pursuant to Section 16(a) of the Securities
     Exchange Act of 1934, Section 17(a) of the Public
    Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


|X|   Check this box if no
      longer subject to Section 16.
      Form 4 or Form 5
      obligations may continue.
      See Instruction 1(b).

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting   2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s) to Issuer
    Person*
      Agway Inc. (1)                   Planet Polymer Technologies, Inc. (POLY)      (Check all applicable)
                                                                                          Director               X   10% Owner
                                                                                     ----                       ----
                                                                                          Officer (give title        Other (specify
                                                                                     ---- below)                ---- below)
 --------------------------------   ---------------------   --------------------   -------------------------------------------------
   (Last) (First)  (Middle)         3. IRS or Social        4. Statement for      7. Individual or Joint/Group Filing (Check
                                       Security Number of      Month/Date/Year       applicable line)
      333 Butternut Drive              Reporting Person            4/23/03           X(1)  Form filed by One Reporting Person
                                       (Voluntary)                                   ----
                                                                                           Form filed by More than One Reporting
                                        15-0277720                                         Person
 --------------------------------                           --------------------     ----
          (Street)
                                                            5. If Amendment,
                                                               Date of Original
                                                               (Month/Year)
      DeWitt, New York  13214                                  N/A
 --------------------------------   ---------------------   --------------------  --------------------------------------------------
     (City)  (State) (Zip)

                                                           Table 1 - Non-Derivative Securities Acquired, Disposed of, or
                                                                     Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of    2. Transac-     2A. Deemed     3. Transaction  4. Securities            5. Amount of       6.Ownership     7. Nature
   Security       tion Date       Execution     Code             Acquired (A)             Securities        Form:          of
  (Instr. 3)      (Month/         Date, if      (Instr. 8)       or Disposed              Beneficially      Direct (D)     Indirect
                   Day/ Year)     any                            of (D)                   Owned             or            Benefitial
                                  (Month/                        (Instr. 3,               Following         Indirect (I)  Ownership
                                  Day/ Year)                     4 and 5)                 Reported          (Instr. 4)    Instr. 4)
                                                                                          Transaction(s)
                                              -------------   ---------  -----  -----     (Instr.3
                                               Code     V       Amount    (A)   Price     and 4)
                                                                           or
                                                                          (D)
-------------  --------------  -------------  -----  ------   ---------  -----  -----  -----------------  --------------  ----------
Common Stock,    4/23/03                      J (2)           3,000,000   D      (2)            0            D (1)
No Par Value
-------------  --------------  -------------  -----  ------   ---------  -----  -----  -----------------  --------------  ----------

-------------  --------------  -------------  -----  ------   ---------  -----  -----  -----------------  --------------  ----------

-------------  --------------  -------------  -----  ------   ---------  -----  -----  -----------------  --------------  ----------

-------------  --------------  -------------  -----  ------   ---------  -----  -----  -----------------  --------------  ----------

-------------  --------------  -------------  -----  ------   ---------  -----  -----  -----------------  --------------  ----------

-------------  --------------  -------------  -----  ------   ---------  -----  -----  -----------------  --------------  ----------

-------------  --------------  -------------  -----  ------   ---------  -----  -----  -----------------  --------------  ----------

-------------  --------------  -------------  -----  ------   ---------  -----  -----  -----------------  --------------  ----------


Reminder:  Report on a separate line for each class of securities         (Over)
           beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person,
   see Instruction 4(b)(v).                                     SEC 1474  (9-02)

   Form 4           Table II - Derivative Securities Acquired, Disposed of,
(continued)                        or Beneficially Owned
                (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------

1.Title    2.Conversion 3.Transac-  3A.Deemed  4.Transac-  5.Number    6.Date    7.Title    8.Price  9.Number 10.Ownership 11.Nature
 of         or Exercise   tion       Execution   tion        of        Excer-     and         of       of        Form of     of
 Derivative  Price of     Date       Date,       Code      Derivative  ciseable   Amount    Deriva-  Deriva-    Derivative  Indirect
 Security    Derivative   (Month/     if any    (Instr.8)  Securities  and        of        tive     tive       Security:   Benefit-
 (Instr. 3)  Security     Day/        (Month/              Acquired    Expira-   Underlying Security Secuties   Direct (D)   ial
                          Year)        Day/                (A) or      tion      Securities (Instr.  Benefic-   or           Owner-
                                       Year)               Disposed    Date      (Inst. 3    5)      ially      Indirect (I) ship
                                                           of (D)     (Month/    and 4)             Owned at   (Instr. 4)  (Instr.
                                                           (Instr.3,  Day/                          End of                  4)
                                                           4 and 5)   Year)                         Month
                                                                                                    (Instr. 4)
                                               ----  ---  ---  ---  ---- ------ ----- ------
                                               Code   V   (A)  (D)  Date Expir- Title Amount
                                                                   Exerc- ation        or
                                                                   isable Date        Number
                                                                                       of
                                                                                       Shares
                                               ----  ---  ---  ---  ----  -----  ----  -----
---------  -----------  ----------  ---------  ----  ---  ---  ---  ----  -----  ----  ----  -------  -------  -----------  --------

---------  -----------  ----------  ---------  ----  ---  ---  ---  ----  -----  ----  ----  -------  -------  -----------  --------

---------  -----------  ----------  ---------  ----  ---  ---  ---  ----  -----  ----  ----  -------  -------  -----------  --------

---------  -----------  ----------  ---------  ----  ---  ---  ---  ----  -----  ----  ----  -------  -------  -----------  --------

---------  -----------  ----------  ---------  ----  ---  ---  ---  ----  -----  ----  ----  -------  -------  -----------  --------

---------  -----------  ----------  ---------  ----  ---  ---  ---  ----  -----  ----  ----  -------  -------  -----------  --------




                  /s/ Peter J. O'Neill                            April 25, 2003
                      Senior VP of Agway Inc
                  ---------------------------------             ----------------
                  ** Signature of Reporting Person                    Date


                                                                         Page 2
                                                                 SEC 1474 (9-02)

(1) A Form 3 was originally filed on behalf of Agway Inc., a Delaware corporation ("Agway") and two of its wholly owned subsidiaries, Agway Financial Corporatiaon, a Delaware corporation and wholly owned subsidiary of Agway ("AFC"), and Agway Holdings Inc., a Delaware corporation and wholly owned subsidiary of AFC ("AHI"). Effective July 1, 2001, the Agway corporate structure was simplified by merging AFC and AHI into Agway. Agway assumed all the assets and liabilities of AFC and AHI, including the securities to which this report relates. Agway is hereinafter referred to individually as the "Reporting Person."

(2) Agway entered into a Sale and Licensing Agreement for certain technology in connection with animal feed, fertilizer and related products effective as of March 31, 2003 with PLANET POLYMER TECHNOLOGIES, INC. ("Planet"). As partial consideration for Planet's execution of this Agreement, Agway agreed to assign and transfer to Planet 3,000,000 shares of capital stock of Planet, representing all of the capital stock of Planet directly or indirectly owned by Agway (the "Planet Shares"), by delivering to Planet the share certificates representing such shares together with an Assignment Separate From Certificate. The Planet Shares are delivered to Planet free and clear of all liens and encumbrances.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.